UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued:  February 3rd 2021, London UK / Tübingen, Germany / Boston, USA

GSK and CureVac to develop next generation mRNA COVID-19 vaccines

●      Companies aim to develop a multi-valent candidate vaccine to address emerging variants for pandemic and endemic use
●      Development to begin immediately targeting vaccine availability in 2022, subject to regulatory approval
●      GSK will also support manufacture of up to 100 million doses of CureVac's first generation COVID-19 vaccine CVnCoV in 2021

GlaxoSmithKline plc (LSE/NYSE: GSK) and CureVac N.V. (Nasdaq: CVAC) today announced a new €150m collaboration, building on their existing relationship, to jointly develop next generation mRNA vaccines for COVID-19 with the potential for a multi-valent approach to address multiple emerging variants in one vaccine.

GSK will also support the manufacture of up to 100 million doses of CureVac's first generation COVID-19 vaccine candidate CVnCoV in 2021

Through this new exclusive co-development agreement, GSK and CureVac will contribute resources and expertise to research, develop, and manufacture a number of novel mRNA vaccine candidates, including multi-valent and monovalent approaches. The aim of this work is to offer broader protection against a variety of different SARS-CoV2 variants, and to enable a quick response to new variants potentially emerging in the future. The development programme will begin immediately, with the target of introducing the vaccine in 2022, subject to regulatory approval.

The increase in emerging variants with the potential to reduce the efficacy of first generation COVID-19 vaccines requires acceleration of efforts to develop vaccines against new variants to keep one step ahead of the pandemic. These next generation COVID-19 vaccines may either be used to protect people who have not been vaccinated before, or to serve as boosters in the event that COVID-19 immunity gained from an initial vaccination reduces over time. In addition, the collaboration will assess the development of novel mRNA vaccines to protect against multiple respiratory viruses, including COVID-19.

This collaboration will build on CureVac's first generation COVID-19 vaccine candidate CVnCoV, which is currently in Phase 2b/3 clinical trial and on CureVac's ability to optimise mRNA for a strong immune response, manufacturability, and stability at standard 2-8°C cold chain conditions for vaccines. CureVac's platform is uniquely adapted to designing multi-valent vaccines with a balanced immune response and a low dose of mRNA.

Emma Walmsley, Chief Executive Officer, GSK, said: "We believe that next generation vaccines will be crucial in the continued fight against COVID-19. This new collaboration builds on our existing relationship with CureVac and means that together, we will combine our scientific expertise in mRNA and vaccine development to advance and accelerate the development of new COVID-19 vaccine candidates. At the same time, we will also support the production of CureVac's first generation vaccines with the manufacture of 100 million doses in 2021."

Franz-Werner Haas, Chief Executive Officer of CureVac, said: "We are very pleased to build on our existing relationship with GSK with a new agreement to jointly develop next generation mRNA-based vaccines, in addition to our current candidate CVnCoV. With the help of GSK's proven vaccine expertise, we are equipping ourselves to tackle future health challenges with novel vaccines."

As part of the new collaboration, GSK will also support manufacture of CureVac's first-generation COVID-19 vaccine candidate CVnCoV which is currently in Phase 2b/3 trials. Using its established manufacturing network in Belgium, GSK aims to support manufacturing of up to 100 million doses of the vaccine in 2021.

Under the terms of the new collaboration agreement, GSK will be the marketing authorisation holder for the next generation vaccine, except in Switzerland, and will have exclusive rights to develop, manufacture, and commercialise the next generation COVID-19 vaccine in all countries with the exception of Germany, Austria and Switzerland. GSK will make an upfront payment of €75m and a further milestone payment of €75m, conditional on the achievement of specific milestones.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. In January 2021 the company entered into a collaboration and services agreement with Bayer. CureVac is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

CureVac enquiries:

Media enquiries:
Thorsten Schüller, Corporate Communications
CureVac AG, Tübingen, Germany
T: +49 7071 9883-1577
thorsten.schueller@curevac.com

Investor enquiries:
Dr. Sarah Fakih, Vice President Investor Relations
CureVac AG, Tübingen, Germany
T: +49 7071 9883-1298

sarah.fakih@curevac.com

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

CureVac Forward-Looking Statements
This press release contains statements that constitute "forward looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the "company") regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potency efficacy of the company's vaccine candidate and the company's strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project," or "expect," "may," "will," "would," "could," "potential," "intend," or "should," the negative of these terms or similar expressions. Forward-looking statements are based on management's current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company's performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company's industry, the effects of the COVID-19 pandemic on the company's business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company's control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company's reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 03, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc